January 29, 2020

Michael Shenher
Chairman, Chief Executive Officer, and Director
Hemp Technology, Inc.
3000, 421   7th Avenue SW
Calgary, Alberta, Canada

       Re: Hemp Technology, Inc.
           Registration Statement on Form 10-12G
           Filed January 2, 2020
           File No. 000-56135

Dear Mr. Shenher:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed on January 2, 2020

Item 1. Business, page 4

1. We note the disclosure on page 4 that in September 2019 you entered into an agreement to acquire Pettanicals Pet Treats Inc., which is owned by your president, and issued
       1,020,000,000 shares of your stock as a deposit for this acquisition. Please revise to file the financial statements and pro forma financial information required by Rule 8-04 and 8-
       05 of Regulation S-X.
Principal Products or Services, page 4

2. We note the disclosure on page 8 that you are a start-up in the hemp industry and have
       "put significant work into organizing the business and preparing it to succeed."
       Additionally, we note that you have no revenues and will require substantial funds to complete your plans. Please revise this section as well as the rest of the registration statement to disclose in greater detail the current stage of your business. Your disclosure
 Michael Shenher
Hemp Technology, Inc.
January 29, 2020
Page 2
         should clearly state the current status of development, the steps you have taken toward your planned operations, your anticipated timeline, and the steps that remain. Refer to
         Item 101(h) of Regulation S-K.
3. In your description of your principal products or services, you state that "Hemp-derived
         CBD is believed to have many of the same medicinal properties as its cousin, cannabis"
         and "CBD extracted from hemp is typically used for therapeutic purposes such as pain management, sleep anxiety and inflammation." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food,
         Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the regulatory status of these products, or revise to avoid unsubstantiated therapeutic claims.
4. Please revise to include a discussion of the operations of Pettanicals Pet Treats Inc.
5. We refer to your disclosure on page 10 that you plan to introduce a powdered drink product that will likely contain CBD. In addition, we also note that a presentation on what appears to be your website located at www.hemptechnologyinc.com indicates that you are also developing branded products including vapes, CBD tinctures and CBD-infused topicals. To the extent material, please provide disclosure about these products and the status of development in the discussion of your products.
Competitive Conditions, page 5

6. We note references to third-party market data from the Brightfield Group. Please provide us with copies of any materials that support third-party statements and advise us if any of the data cited was commissioned by the company.
Distribution Methods, page 5

7. Please revise to provide the basis for your claim that when processing your own hemp in
         Colombia you expect margins to exceed 85%.
8. We note your disclosure that you have identified buyers that are capable of buying your entire output for the first year. Please revise to disclose whether you are in negotiations with these buyers and/or whether you have entered into any agreements. To the extent that you have entered into any agreements, please describe the material terms of these agreement and file them as exhibits to the registration statement or tell us why you are not required to do so. Please see Item 601(b)(10) of Regulation S-K. Principal Markets, page 5
FirstName LastNameMichael Shenher
Comapany NameHemp Technology, Inc.as applicable, to identify and discuss the restrictions that
9.     Please revise here, and elsewhere
January 29, limit your ability to compete for market share.
       may 2020 Page 2
FirstName LastName
 Michael Shenher
FirstName LastNameMichael Shenher
Hemp Technology, Inc.
Comapany NameHemp Technology, Inc.
January 29, 2020
January 29, 2020 Page 3
Page 3
FirstName LastName
Farm Design (Colombia), page 6

10. Please revise to provide additional disclosure concerning your Columbian hemp farm. For instance, revise, as applicable, to discuss whether you own or lease the farm.
Licenses, page 6

11. Please discuss the material terms of the Processor/Handler Licensing Agreements with the
         Kentucky Department of Agriculture and file the agreements as exhibits to the registration statement, or tell us why this is not required. In addition, to the extent you are party to any other material contracts, please include a description of material terms and file them as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.
Principal Suppliers, page 6

12. We note that extraction licenses issued by the Colombian government include international exportation. Please discuss the licenses you will need in order to conduct your business in Colombia and the status of obtaining these licenses. Employees, page 7

13. We note your disclosure that you have three executive officers and no other employees.
         We also note that what appears to be your website at www.hemptechnologyinc.com includes profiles of nine individuals on the Hemp Technology management team. Please revise or advise.
Environmental Laws, page 7

14. To the extent material, please expand this section to provide more details on the environmental laws and regulations that impact your operations and costs.
Risk Factors
We may be subject to compliance actions by the Food and Drug Administration..., page 12

15. Please revise to disclose why your operations may be subject to compliance actions by the
         Food and Drug Administration for making unsubstantiated claims as to your products'
         efficacy or intended use. In your revised disclosure, please disclose how compliance actions would impact your business.
We may be subject to product liability claims or regulatory action..., page 12

16. We note your disclosure that you have in the past recalled, and may again in the future have to recall, certain of your products as a result of potential contamination and quality assurance concerns. Please revise to disclose the products you recalled and the nature of the concern.
 Michael Shenher
FirstName LastNameMichael Shenher
Hemp Technology, Inc.
Comapany NameHemp Technology, Inc.
January 29, 2020
Page 4
January 29, 2020 Page 4
FirstName LastName
The FDA has stated that it interprets the FDCA to prohibit the sale..., page 13

17. Please revise to clarify why this risk factor is applicable to your operations. To the extent you plan to market and sell food products, including animal foods and supplements, that contain CBD in a manner that would violate US federal law, please make this clear here and in your business section.
Item 5. Directors and Executive Officers
Business Experience, page 27

18. We note your disclosure that Mr. Costa is a "serial entrepreneur in the cannabis space"
         and was "instrumental in founding and establishing a chain of legal retail cannabis stores that have achieved strong recognition and significant market share." Please revise your disclosure to name the chain of legal retail cannabis stores that Mr. Costa established and to disclose the names of any other businesses he founded in the cannabis space. See Item
         401(e)(1) of Regulation S-K.
Item 13. Financial Statements and Supplementary Data, page 38

19. Please revise to update the financial statements included in your Form 10 pursuant to
         Article 8-08 of Regulation S-X.
Exhibits

20. Please file the complete articles of incorporation for the company, as amended. We note that Exhibit 3.1 appears to only include amendments. Refer to Item 601(b)(3)(i) of
         Regulation S-K.
21. Please file a complete copy of Exhibit 10.1, including the signature page and any exhibits or schedules if applicable.
General

22. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
         Form 10 registration at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Shenher
Hemp Technology, Inc.
January 29, 2020
Page 5

       You may contact Ameen Hamady at 202-551-3891 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Shenher
                                                          Division of
Corporation Finance
Comapany NameHemp Technology, Inc.
                                                          Office of Life
Sciences
January 29, 2020 Page 5
cc:       T.J. Jesky, Esq.
FirstName LastName